Filed by VaxGen, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Raven biotechnologies, inc.
Registration Statement File No. 333-148312
South San Francisco, Calif. — February 21, 2008 — VaxGen Inc. (Pink Sheets: VXGN.PK)
Momentum Continues for Merger of VaxGen and Raven
VaxGen Management and Board Encourage Stockholders to Vote in
Favor of the Merger
Dear VaxGen Stockholder,
As you are aware, the Boards of Directors of VaxGen and Raven biotechnologies have unanimously approved the merger of the two companies, subject to stockholder approval. And by now, you should have received copies of the Proxy Statement/Prospectus and voting instructions. Stockholders of record as of January 31, 2008 have the opportunity to vote on the proposed merger from now until the completion of the voting process at the special meeting of stockholders to be held on March 28, 2008.
The Board and Management of VaxGen are highly enthusiastic about the potential of the combined companies and the opportunity to enhance shareholder value, and we strongly encourage stockholders to approve the merger.
VaxGen and Raven have made steady progress towards fulfilling merger prerequisites and completing integration planning, and will be prepared to close the merger within days of an affirmative stockholder vote. In addition to the establishment of transition and integration plans as they relate to space/facilities consolidation, information technology, human resource policies, financial systems and reporting and Sarbanes-Oxley compliance, the following actions have been taken:
—	Raven has implemented a restructuring, and both companies have reduced headcount to levels consistent with the business objectives of the combined company.

—	VaxGen scientists are now working on Raven projects under arms-length contractual arrangements. These arrangements serve to advance critical R&D projects and facilitate integration planning.

—	Project plans and budgets have been developed for the advancement of the Raven clinical and preclinical programs.

—	The companies have determined that dedicating the use of VaxGen’s manufacturing facility to the Raven pipeline over the next two to three years is not the most economically attractive option, and VaxGen is actively pursuing divestment or partnering of the facility.

With the mailing of the S-4 Registration Statement and Proxy, all regulatory requirements have been met to enable the special stockholder meeting and vote to take place. In addition, the following notable stock listing and investor relations actions have been taken:
—	With VaxGen’s S-1 and S-4 registration statements now effective, VaxGen believes its common stock will soon be approved for quotation on the OTC bulletin board.

—	At VaxGen’s annual meeting in December, stockholders overwhelmingly voted to authorize the company’s Board to implement a 4, 5 or 6:1 reverse split at its discretion, which, when implemented, would take the company one step closer to eventually being re-listed on NASDAQ.

—	VaxGen and Raven have presented and/or met with numerous investors at two recent, prestigious conferences, JP Morgan and BIO CEO. The reception has been positive, and several new institutional and individual investors have taken significant positions since the announcement of the proposed merger. Other potential investors have expressed enthusiasm, but are reluctant to invest prior to an affirmative merger vote, given the uncertainty created by statements attributed to certain stockholders opposing the transaction.
A few VaxGen stockholders have expressed opposition to the merger, but none have been able to offer concrete or realistic alternatives. VaxGen, along with its advisors and consultants, rigorously and exhaustively evaluated all potential strategic alternatives for a 10-month period prior to entering into the merger agreement with Raven. We remain convinced that the proposed merger represents the best possible opportunity for the company and its stockholders. While none of them are specific, the following alternatives have been suggested:
—	Pursue a better offer from a large, public company. VaxGen did just that as part of the strategic transaction process. A better opportunity with a large, public company simply did not emerge. Throughout our process, we engaged in serious merger discussions with several public companies. None of them provided us the opportunity that we have with Raven, as they merely viewed a merger with VaxGen as a bargain or discount financing event. It should also be noted that, since the merger was announced, no competing offers have been submitted.

—	Liquidate the company and distribute the proceeds to stockholders. In the event that stockholders do not approve the merger with Raven, liquidation is perhaps the most likely alternative. However, VaxGen believes this option to be far inferior to the proposed merger. VaxGen’s management, advisors and board have regularly evaluated the likely return to stockholders from liquidation, including an analysis immediately prior to approving the merger agreement last November. That analysis resulted in an estimated potential distribution of approximately 95 cents a share. In the event a liquidation option were pursued following a negative stockholder vote, we would expect the proceeds to be significantly lower, given the expenses and liabilities associated with ongoing operations, merger related expenses and expenses associated with the liquidation process itself. Moreover, any potential liquidation proceeds would only be returned to stockholders following a very extensive and time consuming process, one which could take one to two years to complete. Two of the company’s assets which could contribute to liquidation value, the anthrax vaccine program and the manufacturing facility, have already proven difficult to monetize despite very active marketing efforts over the past 12 months. No firm offers have been received to date for either. The sale of those assets under a liquidation proceeding, while possible, is unlikely to be more successful than efforts to date, and will probably not therefore contribute significant liquidation proceeds.

—	Shut down the company, sell off assets, and maintain the company as a “cash shell”. This represents a variation on the liquidation theme previously addressed. Under this scenario, VaxGen’s assets would be placed in the hands of a third party, its assets and obligations reconciled, and some as-of-yet unidentified transaction would be pursued over a more extended period of time. Given the very extensive and thorough process conducted to date, which has identified the Raven merger as the best opportunity available, we do not believe that the majority of VaxGen stockholders are interested in extending this process indefinitely, in pursuit of some hypothetical transaction.
Raven has continued to advance its clinical and preclinical development programs and business development efforts since the announcement of the proposed merger.
—	In December, Raven announced that Wyeth Pharmaceuticals had exercised an option to extend its evaluation of selected Raven antibodies, and as a result, Raven would receive a milestone payment.

—	On February 12, 2008 Raven announced that four abstracts had been selected for presentation at the meeting of American Association for Cancer Research being held in San Diego on April 12-16, 2008. Important data on RAV12, Raven’s lead therapeutic antibody, and the promising near-term clinical candidates in its oncology pipeline will be presented.

—	On February 13, 2008 Raven announced that it had completed enrollment of patients in the maximum tolerated dose (MTD) cohort expansion segment of its Phase 1/2a trial of RAV12. The trial enrolled patients with cancers that express the RAAG12 antigen, particularly those of gastrointestinal origin. All patients in the trial have undergone radiographic re-evaluation to assess their response to treatment. Based on this assessment, two patients remain on study drug beyond the original treatment period. A total of four patients received extended therapy in both the original cohort and the expanded cohort of this trial. Raven anticipates that a RAV12 Phase 2b trial will begin in the first quarter of 2008 when a first patient is enrolled in a study of RAV12 in combination with chemotherapy (gemcitabine) for the treatment of metastatic pancreatic cancer.

VaxGen is confident that as the Raven research and development programs progress and become more visible, the value of its prolific discovery platform and potential oncology therapeutics will become clear, and believes that this will translate into increased shareholder value. The combined company will be both technically and financially well positioned within one of the most dynamic sectors in drug development: monoclonal antibodies for the treatment of cancer. This is also an area of great interest to most major pharmaceutical and biotech companies, as demonstrated by the level of M&A and business development activity over the past 18 months. The following table illustrates just four examples of recent transactions involving companies similar to VaxGen/Raven:

			Discovery		Pipeline
Company/ Partner	Transaction	Valuation	Platform	Pre-clin	Ph I	Ph II	Ph III

Raven/VaxGen	Merger	$40m	Y	4	1	—	—

Agensys/Astellas	Acquisition	$537m	N	11	1	—	—

Adnexus/BMS	Acquisition	$505m	Y	ND	1	—	—

Morphotek/Eisai	Acquisition	$325m	N	4	2	—	—

Avidia/Amgen	Acquisition	$380m	Y	ND	1	—	—
Note: Valuations defined as maximum consideration for acquisitions, including any future milestone or other payments; approximate combined market capitalization for Raven/VaxGen based on current VaxGen trading price.
Of special note on the business development front was GSK’s December transaction with Oncomed for up to five cancer stem cell antibodies, with milestones alone of up to $1.4 billion. Raven’s work in the cancer stem cell arena has been somewhat less well known to date than Oncomed’s, but nonetheless represents, in the judgment of VaxGen’s management and Board, a key asset strongly supporting the rationale for the merger.
The management and Boards of Directors of VaxGen and Raven are excited and optimistic about the potential of the combined company, and we are pleased that we are now able to present this opportunity to VaxGen stockholders for their vote. A substantial amount of information regarding the Raven discovery technologies and pipeline, and both company’s recent events and announcements can be found on their respective websites:
www.vaxgen.com
www.ravenbio.com
If you have any difficulties accessing these materials, or have not yet received your copies of the Proxy Statement/Prospectus and voting instructions, please contact VaxGen using the contact information provided above.

I am confident that having reviewed the available information and facts, stockholders will develop the same enthusiasm toward the merger as those of us most closely involved in evaluating and presenting this opportunity to you.
I and the entire VaxGen management team and Board thank you for your thoughtful consideration and support, and ask that you approve the VaxGen/Raven merger. Your vote is important. An affirmative vote of the holders of a majority of the votes cast in person or by proxy at the VaxGen special meeting is required for approval of the merger. Even if you plan to attend the meeting in person, we request that you sign and return your proxy card as soon as possible to ensure that your shares will be represented at the special meeting if you are unable to attend.
Sincerely,
James P. Panek
President and CEO
VaxGen, Inc.
About VaxGen
VaxGen is a biopharmaceutical company based in South San Francisco, California. The company owns a state-of-the-art biopharmaceutical manufacturing facility with a 1,000-liter bioreactor that can be used to make cell culture or microbial biologic products. For more information, please visit the company’s web site at www.vaxgen.com.
About Raven
Raven biotechnologies, inc. is a privately held biotechnology company focused on the development of monoclonal antibody therapeutics for treating cancer. Raven’s lead product candidate, RAV12, targets adenocarcinomas and is in clinical development for the treatment of gastrointestinal and other cancers. Raven, which is based in South San Francisco, California, has identified multiple candidate therapeutic MAbs for many cancer indications including lung, colon, pancreatic, prostate, breast, brain, and ovarian cancer. Please visit www.ravenbio.com for more information about Raven biotechnologies inc.
Note: This press release contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements include, without limitation, statements regarding quotation of VaxGen’s common stock on the OTC Bulletin Board and the anticipated benefits of such quotation, VaxGen’s and Raven’s ability to meet the conditions necessary to close the proposed merger between the two companies and the potential future listing of VaxGen’s common stock on a national securities exchange. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Additional information concerning these and other risk factors is contained in VaxGen’s Annual Report on Form 10-K for the year ended December 31, 2006 and most recently filed Quarterly Report on Form10-Q. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date of this release. VaxGen and Raven undertake no obligation to update publicly any forward-looking statements to reflect new information, events, or circumstances after the date of this release except as required by law.
Additional Information and Where to Find It
VaxGen has filed a registration statement on Form S-4, and a related proxy statement/prospectus, in connection with the merger. Investors and security holders are urged to read the registration statement on Form S-4 and the related proxy/prospectus because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by contacting VaxGen Investor Relations at the email address: ir@vaxgen.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
VaxGen, Raven and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of VaxGen in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of VaxGen is also included in VaxGen’s definitive proxy statement for its 2007 Annual Meeting of Stockholders which was filed with the SEC on November 21, 2007 and its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on August 30, 2007. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at VaxGen as described above.
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